EXHIBIT 12(b)

FLORIDA POWER & LIGHT COMPANY
COMPUTATION OF RATIOS

	Three Months Ended March 31, 2002
	(millions)

RATIO OF EARNINGS TO FIXED CHARGES

Earnings, as defined:	
Net income	$ 122
Income taxes	66
Fixed charges, as below	45
Total earnings, as defined	$ 233

Fixed charges, as defined:	
Interest charges	$ 42
Rental interest factor	2
Fixed charges included in nuclear fuel cost	1
Total fixed charges, as defined	$ 45

Ratio of earnings to fixed charges	5.18

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Earnings, as defined:	
Net income	$ 122
Income taxes	66
Fixed charges, as below	45
Total earnings, as defined	$ 233

Fixed charges, as defined:	
Interest charges	$ 42
Rental interest factor	2
Fixed charges included in nuclear fuel cost	1
Total fixed charges, as defined	45

Non-tax deductible preferred stock dividends	4
Ratio of income before income taxes to net income	1.54
Preferred stock dividends before income taxes	6

Combined fixed charges and preferred stock dividends	$ 51

Ratio of earnings to combined fixed charges and preferred stock dividends	4.57